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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                       VININGS INVESTMENT PROPERTIES TRUST
                                (Name of issuer)

                SHARES OF BENEFICIAL INTEREST, without par value
                         (Title of class of securities)

                                   927428 20 1
                                 (CUSIP number)
                                  Peter D. Anzo
                      President and Chief Executive Officer
                       Vinings Investment Properties Trust
                        3111 Paces Mill Road, Suite A-200
                                Atlanta, GA 30339
   (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 23, 1996
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement./ / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 4 Pages)

- --------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO. 927428 20 1                                          Page 2 of 4 Pages


  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      VININGS INVESTMENT PROPERTIES, INC.      IRS Identification No. 58-2214897

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                         (b) / /

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

      PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                             / /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland

    NUMBER OF           7   SOLE VOTING POWER

     SHARES                 None

  BENEFICIALLY          8   SHARED VOTING POWER

  OWNED BY EACH             None

    REPORTING           9   SOLE DISPOSITIVE POWER

     PERSON                 None

      WITH             10   SHARED DISPOSITIVE POWER

                            None

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares of beneficial interest

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        / /


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%

 14   TYPE OF REPORTING PERSON *

      CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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PREAMBLE.

         This Amendment No. 1 to Schedule 13D (the "Amendment") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on March 11, 1996 relating to the shares of beneficial interest, without par value (the "Shares"), of Vinings Investment Properties Trust (formerly, Mellon Participating Mortgage Trust Commercial Properties Series 85/10), a Massachusetts business trust (the "Trust"). This Amendment amends the
Schedule 13D only with respect to those Items listed below.


ITEM 4.  PURPOSE OF TRANSACTION.

         On July 23, 1996, the reporting person was dissolved and liquidated and the shareholders of the reporting person received a proportionate number of Shares of the Trust in return for their canceled shares of common stock of the reporting person.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) VIP directly owns no Shares of the Trust, representing 0.0% of the outstanding Shares as of the date hereof.

         (b) VIP has sole voting and dispositive power with respect to no Shares of the Trust.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          VININGS INVESTMENT PROPERTIES, INC.



Dated: August 2, 1996                     By:      Stephanie A. Reed
                                                   -----------------------
                                                   Name:  Stephanie A. Reed
                                                   Title: Director

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